UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

OCI Partners LP

(Name of Issuer)

Common Units representing Limited Partner Interests

(Title of Class of Securities)

67091N108

(CUSIP Number)

Kevin Struve

Manager, OCIP Holding LLC

c/o OCI USA Inc.

(646) 589-6180

Copy to:

Brett E. Braden, Esq.

Latham & Watkins LLP

811 Main Street, Suite 3700

Houston, Texas 77002

Telephone: (713) 546-5300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 17, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 67091N108

1.	Name of reporting person: OCI N.V.
2.	Check the appropriate box if a member of group (see instructions): (a) ☐ (b) ☒
3.	SEC use only:
4.	Source of funds: WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or place of organization: Netherlands
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power: 0
	8.	Shared voting power: 69,497,590
	9.	Sole dispositive power: 0
	10.	Shared dispositive power: 69,497,590
11.	Aggregate amount beneficially owned by each reporting person: 69,497,590
12.	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13.	Percent of class represented by amount in Row (11): 79.88% (1)
14.	Type of reporting person: OO (Public Limited Liability Company)

(1)	Based upon 83,495,372 common units of the Issuer reported to be outstanding as of March 16, 2015, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 16, 2015, plus the 3,502,218 Common Units issued by the Issuer on April 17, 2015 pursuant to the 2015 Contribution Agreement (as defined and more fully described in Item 3 herein), for a total of 86,997,590 Common Units.

CUSIP No.: 67091N108

1.	Name of reporting person: OCI USA Inc.
2.	Check the appropriate box if a member of group (see instructions): (a) ☐ (b) ☒
3.	SEC use only:
4.	Source of funds: WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power: 0
	8.	Shared voting power: 69,497,590
	9.	Sole dispositive power: 0
	10.	Shared dispositive power: 69,497,590
11.	Aggregate amount beneficially owned by each reporting person: 69,497,590
12.	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13.	Percent of class represented by amount in Row (11): 79.88% (1)
14.	Type of reporting person: CO

(1)	Based upon 83,495,372 common units of the Issuer reported to be outstanding as of March 16, 2015, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 16, 2015, plus the 3,502,218 Common Units issued by the Issuer on April 17, 2015 pursuant to the 2015 Contribution Agreement (as defined and more fully described in Item 3 herein), for a total of 86,997,590 Common Units.

CUSIP No.: 67091N108

1.	Name of reporting person: OCIP Holding LLC
2.	Check the appropriate box if a member of group (see instructions): (a) ☐ (b) ☒
3.	SEC use only:
4.	Source of funds: WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power: 0
	8.	Shared voting power: 69,497,590
	9.	Sole dispositive power: 0
	10.	Shared dispositive power: 69,497,590
11.	Aggregate amount beneficially owned by each reporting person: 69,497,590
12.	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13.	Percent of class represented by amount in Row (11): 79.88% (1)
14.	Type of reporting person: OO (Limited Liability Company)

(1)	Based upon 83,495,372 common units of the Issuer reported to be outstanding as of March 16, 2015, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 16, 2015, plus the 3,502,218 Common Units issued by the Issuer on April 17, 2015 pursuant to the 2015 Contribution Agreement (as defined and more fully described in Item 3 herein), for a total of 86,997,590 Common Units.

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on November 20, 2014 (the “Original Schedule”). Except as specifically amended by this Amendment No. 1, each Item of the Original Schedule remains unchanged.

Item 1.	Security and Issuer

This Schedule 13D relates to common units representing limited partner interests (the “Common Units”) of OCI Partners LP, a Delaware limited partnership (the “Issuer”). The Issuer’s principal executive office is located at 5470 N. Twin City Highway, Nederland, Texas 77627.

Item 2.	Identity and Background

(a)	This Schedule 13D is filed by OCI N.V., a Dutch public limited liability company (“OCI NV”), OCI USA Inc., a Delaware corporation and an indirect wholly owned subsidiary of OCI NV (“OCI USA”), and OCIP Holding LLC (“OCIP Holding”), the direct owner of the securities reported herein and a wholly owned indirect subsidiary of OCI USA. Each of the foregoing is referred to collectively as the “Reporting Persons.”

(b)	The principal business of OCI USA and OCIP Holding is the ownership and operation, directly or indirectly, of integrated methanol and ammonia production facilities and the investment in interests in the Issuer. OCI NV’s principal business is the production of natural gas-based fertilizers and chemicals.

(c)	The business address of OCIP Holding and OCI USA is: 660 Madison Avenue, 19th Floor, New York, New York 10065. The business address of OCI NV is: Mijnweg 1, 6167 AC, Geleen, The Netherlands.

(d)	The name, residence or business address, citizenship, present principal occupation or employment, and the name, principal business and the address of any corporation or other organization in which such employment is conducted of each director and executive officer of each of the Reporting Persons is set forth on Schedule I to this Schedule 13D.

(e)	No Reporting Person, nor any person named in Schedule I, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(f)	No Reporting Person, nor any person named in Schedule I, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule is amended and restated in its entirety as follows:

OCIP Holding and the Issuer entered into a Contribution Agreement, dated as of November 10, 2014 (the “2014 Contribution Agreement”), pursuant to which OCIP Holding contributed $60.0 million as a capital contribution to the Issuer (the “2014 Capital Contribution”), and the Issuer issued 2,995,372 Common Units (the “2014 Contribution Units”) to OCIP Holding in exchange for the 2014 Capital Contribution. The price per unit of each 2014 Contribution Unit was $20.0309, which was the volume-weighted average trading price of the Issuer’s Common Units on the New York Stock Exchange, calculated over the consecutive 20-trading day period ending on the close of trading on the trading day immediately prior to the transaction date. Prior to execution of the 2014 Contribution Agreement, OCI USA contributed $60.0 million from its working capital as a capital contribution to Pluto Holding Limited (“Pluto”), a wholly owned subsidiary of OCI USA, who in turn subsequently contributed $60.0 million from its working capital as a capital contribution to its subsidiary, OCIP Holding. The funds contributed by Pluto were used by OCIP Holding for the 2014 Capital Contribution. The 2014 Capital Contribution constituted a draw by the Issuer under an equity commitment letter, dated November 22, 2013 (the “Equity Commitment Letter”), between OCI USA and the Partnership that provides for up to a $100.0 million equity commitment by OCI USA available to be drawn by the Issuer in certain circumstances.

OCIP Holding and the Issuer subsequently entered into a Contribution Agreement, dated as of April 17, 2015 (the “2015 Contribution Agreement” and, together with the 2014 Contribution Agreement, the “Contribution Agreements”), pursuant to which OCIP Holding contributed $60.0 million as a capital contribution to the Issuer (the “2015 Capital Contribution” and, together with the 2014 Capital Contribution, the “Capital Contributions”), and the Issuer issued 3,502,218 Common Units (the “2015 Contribution Units”) to OCIP Holding in exchange for the 2015 Capital Contribution. The price per unit of each 2015 Contribution Unit was $ 17.132, which was the volume-weighted average trading price of the Issuer’s Common Units on the New York Stock Exchange, calculated over the consecutive 21-trading day period ending on the close of trading on the trading day immediately prior to the transaction date. Prior to execution of the 2015 Contribution Agreement, OCI USA contributed $60.0 million from its working capital as a capital contribution to Pluto, who in turn subsequently contributed $60.0 million from its working capital as a capital contribution to its subsidiary, OCIP Holding. The funds contributed by Pluto were used by OCIP Holding for the 2015 Capital Contribution. The 2015 Capital Contribution constituted (i) a draw of $40.0 million by the Issuer on the remaining balance available under the Equity Commitment Letter and (ii) an additional cash contribution by OCI USA, through OCIP Holding, to the capital of the Issuer in the amount of $20.0 million.

References to, and descriptions of, the 2014 Contribution Agreement and the 2015 Contribution Agreement as set forth in this Item 3 and elsewhere in this Schedule 13D are qualified in their entirety by reference to the 2014 Contribution Agreement filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 12, 2014 and to the 2015 Contribution Agreement filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 23, 2015, respectively.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule is amended and restated in its entirety as follows:

The Reporting Persons acquired the Common Units described in this Schedule 13D in exchange for the Capital Contributions in order to fund capital expenditures and other costs and expenses which have been or will be incurred by the Issuer in connection with a debottlenecking project at its methanol and ammonia production facility.

The Reporting Persons acquired the Common Units described in this Schedule 13D for investment purposes and they intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s Common Units; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may, at any time and from time to time, acquire additional Common Units of the Issuer, or retain or sell all or a portion of the Common Units then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons or their designees to the board of directors of the Issuer’s general partner may engage in discussions with management, the board of directors, and unitholders of the Issuer and other relevant parties or encourage such persons to consider or explore extraordinary corporate transactions, such as: a merger; sales or acquisitions of assets or businesses; changes to the capitalization or distribution policy of the Issuer; or other material changes to the Issuer’s business or organizational structure.

Other than as described above, none of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule is amended and restated in its entirety as follows:

(a)	In connection with the formation transactions and the Issuer’s initial public offering in October 2013, OCI USA held 63,000,000 Common Units, representing approximately 78.3% of the Issuer’s outstanding Common Units. On April 14, 2014, OCI USA contributed the 63,000,000 Common Units to its indirect subsidiary, OCIP Holding. After giving effect to the transactions reported herein in Item 3, OCIP Holding is currently the direct holder of an aggregate of 69,497,590 Common Units, representing approximately 79.88% of the Issuer’s outstanding Common Units. The beneficial ownership percentage of the Reporting Persons is calculated based upon 83,495,372 Common Units of the Issuer reported to be outstanding as of March 16, 2015, as reported in the Issuer’s Form 10-K filed with the Commission on March 16, 2015, plus the 3,502,218 Common Units issued by the Issuer on April 17, 2015 pursuant to the 2015 Contribution Agreement more fully described in Item 3, for a total of 86,997,590 Common Units.

OCIP Holding, the direct owner the securities reported herein, is a wholly owned subsidiary of OCI USA. OCI NV and OCI USA, and their direct and indirect subsidiaries, may be deemed to indirectly own the securities of the Issuer held by OCIP Holding, but each disclaims beneficial ownership except to the extent of its respective pecuniary interest therein.

The Issuer is managed by the directors and executive officers of its general partner, OCI GP LLC (the “General Partner”). OCI USA has the right to appoint the board of directors and executive officers of the General Partner and the managing member of OCIP Holding.

OCI NV, by majority vote of its board of directors, has the power to vote and dispose of the Common Units held by OCIP Holding. As such, no individual director is deemed to hold any beneficial ownership in the Common Units.

(b)	Except as set forth in Item 3 of this Amendment No. 1, neither the Reporting Persons nor any person listed on Schedule I have effected any transactions in the Issuer’s Common Units within the past 60 days.

(c)	No person other than OCI NV is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Issuer’s Common Units held in the name of the OCIP Holding and reported herein.

(d)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Apart from the Contribution Agreements and Equity Commitment Letter described in Item 3, none of the Reporting Persons nor any person named in Schedule I have entered into any contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

A	Equity Commitment Letter, dated as of November 27, 2013, between OCI Partners LP and OCI USA Inc. (incorporated by reference to Exhibit 10.8 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 4, 2013 (File No. 0001-36098)).

B	Contribution Agreement, dated as of November 10, 2014, by and among OCI Partners LP, OCI USA Inc. and OCIP Holding LLC (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 12, 2014 (File No. 001-36098)).

C	Contribution Agreement, dated as of April 17, 2015, by and among OCI Partners LP, OCI USA Inc. and OCIP Holding LLC (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 23, 2015 (File No. 001-36098)).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 23, 2015

OCI N.V.

/s/ Nassef Sawiris
By:	Nassef Sawiris
Its:	Chief Executive Officer

OCI USA Inc.

/s/ Kevin Struve
By:	Kevin Struve
Its:	President

OCIP Holding LLC

/s/ Kevin Struve
By:	Kevin Struve
Its:	Manager

JOINT FILING AGREEMENT

In accordance with Rule 13(d)-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13D and to all amendments to such statement.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of April 23, 2015.

OCI N.V.

/s/ Nassef Sawiris
By:	Nassef Sawiris
Its:	Chief Executive Officer

OCI USA Inc.

/s/ Kevin Struve
By:	Kevin Struve
Its:	President

OCIP Holding LLC

/s/ Kevin Struve
By:	Kevin Struve
Its:	Manager

Schedule I

Information regarding each director and executive officer of the Reporting Persons is set forth below.

REPORTING PERSON: OCI N.V.
Name/Title	Affiliation with Reporting Person	Business Address	Principal Occupation or Employment	Citizenship

Nassef Sawiris	Director; Chief Executive Officer of OCI N.V.	Mijnweg 1 6167 AC GELEEN The Netherlands	Chief Executive Officer OCI N.V.	Egypt

Salman Khalid Butt	Director; Chief Financial Officer of OCI N.V.	Mijnweg 1 6167 AC GELEEN The Netherlands	Chief Financial Officer of OCI N.V.	Pakistan

Renso Zwiers	Chief Operating Officer of OCI Fertilizer & Chemicals Group	Mijnweg 1 6167 AC GELEEN The Netherlands	Chief Operating Officer of OCI Fertilizer & Chemicals Group	The Netherlands

Michael L. Bennett	Independent Non-executive Director and Chairman	4280 Sergeant Road, Suite 250 Sioux City, Iowa 51106 USA	Private Investor	United States

Jan Ter Wisch	Independent Non-executive Director and Vice Chairman	Hesselink van Suchtelenweg 10 6703 CV WAGENINGEN The Netherlands	Advisor	The Netherlands

Kees van der Graaf	Senior Independent Non-executive Director	Galileiweg 8 2333 BD LEIDEN The Netherlands	Chairman of the Board FSHD Unlimited	The Netherlands

Sipko Schat	Independent Non-executive Director	Sweelincklaan 74 3723 JH BILTHOVEN The Netherlands	Financial Advisor	The Netherlands

Jérôme Guiraud	Non-executive Director	4th Floor 4 Cork Street W1S 3LG LONDON UNITED KINGDOM	Chief Executive Officer NNS Capital (UK) Limited	France

Robert Jan van de Kraats	Independent Non-executive Director	Diemermere 25 1112 TC DIEMEN The Netherlands	Chief Financial Officer and Vice Chairman Randstad Holding NV	The Netherlands

REPORTING PERSON: OCI USA INC.
Name/Title	Principal Occupation or Employment and Address of Employer	Citizenship

Kevin Struve	President of OCI USA Inc. 660 Madison Avenue, 19th Floor New York, NY 10065	United States

REPORTING PERSON: OCIP HOLDING LLC
Name/Title	Principal Occupation or Employment and Address of Employer	Citizenship

Kevin Struve	Manager OCIP Holding LLC 660 Madison Avenue, 19th Floor New York, NY 10065	United States